Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Three Months
	Ended March 31,
	2011
Earnings
Income from continuing operations before provision for income taxes	$134,923
Income from equity investees	(18,130)
Distributed income from equity investees	2,209
Interest and amortization of deferred finance costs	164,172
Amortization of capitalized interest	2,655
Implicit rental interest expense	16,189

Total Earnings	$302,018

Fixed Charges
Interest and amortization of deferred finance costs	$164,172
Capitalized interest	3,700
Implicit rental interest expense	16,189

Total fixed charges	$184,061

Ratio of earnings to fixed charges	1.64	x